DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

May 22, 2024

VIA EDGAR
==========
Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File No. 333-278771

Dear Ms. Vroman-Lee,

On April 17, 2024, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a combined proxy statement and registration statement under the Securities Act of 1933 on Form N-14 (the “Registration Statement”) in connection with the reorganization of each of the Aquila High Income Fund and the Aquila Opportunity Growth Fund, each a series of the Aquila Funds Trust (the “Existing Funds”) into each of the Cantor Fitzgerald High Income Fund and the Cantor Fitzgerald Equity Opportunity Fund, respectively (the “New Funds”), each a series of the Trust, in exchange for shares of the New Funds and the assumption by the New Funds of the liabilities of the Existing Funds. On May 7, 2024, Lauren Hamilton provided oral accounting comments to the Registration Statement. On May 14, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

N-14 Prospectus Both Funds:

Comment 1. Please supplementally provide a representation that the registration statement for each acquiring fund will not be sold on until after the reorganization has closed.

Response. The Registrant represents that no shares of the acquiring funds will be sold pursuant to the registration statement for each fund until the reorganization has closed.

Comment 2. In the Q& A section, under “what will happen to my existing shares in the reorganization”, please disclose the differences between Class A, C, and I of existing and Class A of the New Fund and between Class Y of the Existing Fund and the Institutional Class of the New Fund. Please also disclose why it is appropriate for shareholders to hold a different class of shares of the New Fund than they held of the Existing Fund.

Response. The Registrant has added the disclosure requested. The shareholders of the Existing Funds were put into the share class most closely resembling their existing share class, and will pay the same or lower fees and expenses on the shares of the New Fund received than on their shares of the Existing Fund.

Comment 3. In the Q& A section, under “what will happen to my existing shares in the reorganization”, please disclose how the price of the new shares of the new fund may be different than the price of the current shares of the existing fund.

Response. The Registrant has revised the disclosure as requested.

Comment 4. In the Q&A section, under “how will the reorganization affect shareholder fees and expenses”, please disclose what the costs would be for Class A shares without the ELA as well.

Response. The disclosure already states that the total annual fund operating expenses will be lower, but the Registrant has added “gross” to clarify that this is without the ELA.

Comment 5. In the Q&A, in “will I incur any transaction costs as a result of the reorganization”, please include specific and bolded disclosure for non-current Class A shareholders who will be put into Class A shares so that they are on notice about the higher initial sales charge. Please also clarify in the disclosure whether the sales charge will apply to Class A shares issued in reorganization.

Response. The Registrant had added and highlighted the disclosure requested. The disclosure regarding the fact that no sales charge will apply to Class A shares issued in the reorganization and will only apply to Class A shares purchased after the reorganization is already in the N-14 and repeated several times in several places including in multiple places in the Q&A.

Comment 6. In the Q&A section, under “who will pay for the liquidation and termination of the Existing Trust”, please clarify whether the Existing Trust will pay for the liquidation and termination if the reorganization in proposal 1 is consummated.

Response. The Registrant has revised the disclosure as requested.

Comment 7. Please confirm Item 3c of form N-14 is included.

Response. The Registrant so confirms.

Comment 8. In “share classes”, please disclose that New Fund shareholders will not pay sales charge on shares issued in the reorganization.

Response. The Registrant has added the disclosure requested to this section.

Comment 9. Please move the risk comparison section to immediately after the principal investment strategy comparison section in the N-14.

Response. Item 3(c) of Form N-14 states that the principal risks are to go immediately after the synopsis in the N-14, which is where the risk comparison is currently included, so the Registrant has not made the change requested.

Comment 10. Please revise the section 15(f) disclosure in N-14 and Plan of Reorganization to more closely track the statutory language in section 15(f) of the 1940 Act.

Response. The existing disclosure is consistent with the statutory language of section 15(f) of the 1940 Act, and, to the extent it exceeds the minimum requirements of section 15(f), it is consistent with the representations actually sought and received by the Trusts, so the Registrant has not revised the disclosure.

Comment 11. In Information Related to the Reorganization, in the first sentence of the sixth paragraph in “Description of the Reorganization”, the disclosure appears to imply that shareholders of both Existing Funds must approve of their respective proposal 1 and 2 for the reorganizations to proceed. If that is accurate, please revise and clarify the disclosure, including the Q&A, that consummation of the Reorganization is contingent on shareholders of two different funds approving of both proposals on their respective proxies.

Response. The Registrant has revised the disclosure to clarify that each Reorganization is contingent upon each Existing Fund approving their respective Reorganization (unless a New Fund waives that requirement), but not contingent upon the approval of proposal 2.

Comment 12. In “board considerations”, please disclose any materially adverse factors considered by the board of the Existing Trust in approving the reorganization.

Response. The Registrant notes that the current disclosure addresses the Board’s consideration of any potential adverse consequences related to the reorganization, including sales charge structure, and respectfully submits that the disclosure meets the requirements of Item 4(a) of Form N-14.

Comment 13. In “information about the existing fund and new fund”, the address for the northeast regional office of the SEC is wrong. Please change it to: 100 Pearl Street, suite 20-100, New York, NY 10004.

Response. The Registrant has revised the disclosure as requested.

Comment 14. In “broker non-votes and abstentions”, we note that broker non-votes may not be counted for non-routing proposals such as proposals 1 and 2, so this should be removed from the N-14.

Response. The Registrant notes that broker non-votes and abstentions are not being considered as votes cast at the meeting because the proposals are non-routine. However, abstentions and broker non-votes will be counted as present for purposes of establishing a quorum as is the common practice and as disclosed in the N-14. The Registrant also notes that the disclosure explains that it is the Funds’ understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matters expected to be presented at the Meeting, there are unlikely to be any broker non-votes at the Meeting.

Comment 15. In the Plan of Reorganization, in section 2, please revise the disclosure to be more precise as not each existing share class has a corresponding class in the New Fund because some classes are going away.

Response. The Registrant has revised the Plan of Reorganization as requested.

Comment 16. In the Plan of Reorganization, in section 5.3, please explicitly include the sub-adviser along with Cantor and its affiliates.

Response. The Registrant has not revised the disclosure because it already references “Cantor and its affiliates”, and the sub-adviser is an affiliate of Cantor. The sub-adviser is also not referenced anywhere else in the Plan of Reorganization, so the Registrant believes it would be confusing to include the sub-adviser in this section.

N-14 Prospectus for Aquila Opportunity Growth Fund/Cantor Fitzgerald Equity Opportunity Fund:

Comment 17. In “special considerations and risk factors”, it states that the strategies are similar, but there are differences. Please highlight the differences.

Response. The Registrant has not revised this section because the strategies are the same. The Registrant has revised the comparison of the strategy that immediately follows in the next section to more clearly explain that there are no real differences in the strategies. The differences are solely in the way the strategies are described, not in the way they are implemented. The stated investment strategy of the Existing Fund provides that the Existing Fund invests, under normal circumstances, at least 70% of its net assets in equity securities believed to have the potential for capital appreciation, whereas the stated investment strategy of the New Fund provides that the New Fund invests, under normal circumstances, at least 80% of its net assets in equity securities. This adjustment to the description of the investment strategy was solely due to requirements under the 1940 Act resulting from the change in the Fund’s name to add the word “equity” to the New Fund’s name. The Existing Fund and the New Fund will follow the same strategy as the Existing Fund was more than 80% invested in equities.

Comment 18. In the comparison of the investment objectives and strategy, please disclose the material differences in narrative form.

Response. The existing disclosure already describes the differences in narrative form.

Comment 19. In the Q&A, please disclose the investment objective and strategy of the New Fund before the question about Smith’s experience with a mid-cap strategy.

Response. The Registrant has revised the disclosure as requested.

Comment 20. In the table comparing the investment strategies of the funds, please more clearly disclose the material differences.

Response. The Registrant has revised the disclosure regarding the differences as requested and as discussed in response to Comment 16 above.

Comment 21. In “principal risks of investing in the funds”, in liquidity risk and valuation risk, we note that the principal strategy of the Fund is to invest in mid-cap securities, which are typically liquid and have readily available market values. If the Funds invest in illiquid securities or securities that need to be fair valued as principal strategy, the principal strategy should this or remove the risks.

Response. The Registrant confirms that the Funds do not invest in illiquid securities or securities that need to be fair valued as a principal strategy. The Registrant has revised the disclosure to remove liquidity risk and valuation risk from the principal risks disclosure as requested.

Comment 22. The Fee Table includes a line item for acquired fund fees and expenses. Please disclose in the strategy if the New Fund includes investments in other funds.

Response. The Registrant’s principal strategy disclosure already includes a reference to investment in ETFs.

Accounting Comments

Comment 23. In the section “Pricing of Fund Shares” for the New Fund on page 7 in the third paragraph appears to be a duplicate. Please remove or modify the paragraph.

Response. The Registrant has removed the duplicate paragraph.

Comment 24. In the Fee Table, please use the fund’s names for ease of understanding instead of the defined terms.

Response. The Registrant has revised the disclosure as requested.

Comment 25. In the Fee Table, please add a footnote reference to other expenses for the New Fund in the table.

Response. The Registrant has added the missing footnote reference.

Comment 26. The expense ratio shown in the fee table for Class I shares of the Existing Fund does not match the expense ratio shown in the financial highlights for Class I. Please explain the discrepancy.

Response. The Registrant notes that the expense ratio shown in the fee table for Class I shares of the Existing Fund is higher than the expense ratio shown in the financial highlights for Class I shares because the Other Expenses line item shown in the fee table reflects the maximum sub-transfer agent fees payable by Class I shares under agreements with intermediaries, whereas the Other Expenses line item shown in the financial highlights reflects actual sub-transfer agent fees paid by Class I shares during the most recent fiscal year.

Comment 27. In the capitalization table, provide pro forma share adjustments for share classes that will have a new per share NAV in the New Fund given that the NAV per share of the Existing Fund share classes for the classes going into the Class A shares of the New Fund are different from the Class A shares’ NAV of the New Fund. Please also add a footnote regarding the reason for those adjustments.

Response. The Registrant has revised the disclosure as requested.

Comment 28. In the capitalization table, please confirm the shares outstanding of the Existing Fund because the numbers provided in the N-14 are much higher than in the annual report.

Response. The Registrant has revised the shares outstanding.

N-14 Prospectus for Aquila High Income Fund/Cantor Fitzgerald High Income Fund:

Comment 29. In Fees and Expenses, the references to the expense limitation footnote for the pro forma New Fund should be for footnote 2 instead of footnote 4.

Response. The Registrant has revised the disclosure as requested.

Comment 30. In Fees and Expenses, in footnote 4, please disclose whether the fees waived are subject to recoupment by the Existing Fund’s adviser currently. If so, please confirm that expenses subject to recoupment will not be brought over with reorg.

Response. The disclosure already states that waived fees may be recouped. The Registrant confirms that the amounts subject to recapture by the Existing Fund’s investment adviser will not be carried over to the merged entity.

Accounting Comments

Comment 31. In the section “Pricing of Fund Shares” for the New Fund on page 7 in the third paragraph appears to be a duplicate. Please remove or modify the paragraph.

Response. The Registrant has removed the duplicate paragraph.

Comment 32. In the Fee Table, please use the fund’s names for ease of understanding instead of the defined terms.

Response. The Registrant has revised the disclosure as requested.

Comment 33. The expense ratio shown in the fee table for Class I shares of the Existing Fund does not match the expense ratio shown in the financial highlights for Class I. Please explain the discrepancy.

Response. The Registrant notes that the expense ratio shown in the fee table for Class I shares of the Existing Fund is higher than the expense ratio shown in the financial highlights for Class I shares because the Other Expenses line item shown in the fee table reflects the maximum sub-transfer agent fees payable by Class I shares under agreements with intermediaries, whereas the

Other Expenses line item shown in the financial highlights reflects actual sub-transfer agent fees paid by Class I shares during the most recent fiscal year.

Comment 34. In the fee table, in the second footnote, please remove the reference to the expense cap for the Class R6 shares.

Response. The Registrant has removed the disclosure requested.

Comment 35. In the expense example, please confirm that the expense example only considers waiver for period it is in effect.

Response. The Registrant has revised the expense example information to include the waiver until the stated expiration date (July 26, 2026).

Comment 36. Please confirm supplementally that amounts subject to recapture by the Existing Fund’s investment adviser will not be carried over to the merged entity (if they are being carried over, please provide some explanation of how that will operate and what was approved by the Boards of the entities).

Response. The Registrant confirms that the amounts subject to recapture by the Existing Fund’s investment adviser will not be carried over to the merged entity.

Comment 37. In the capitalization table, provide pro forma share adjustments for share classes that will have a new per share NAV in the New Fund given that the NAV per share of the Existing Fund share classes for the classes going into the Class A shares of the New Fund are different from the Class A shares’ NAV of the New Fund. Please also add a footnote regarding the reason for those adjustments.

Response. The Registrant has revised the disclosure as requested.

Comment 38. In the capitalization table, the NAVs presented for the Existing Fund appear to be the same as of 3/31/24 as for as of 12/31/23. Please confirm the information presented is accurate.

Response. The Registrant has revised the shares outstanding.

Combined N-14 SAI:

Comment 39. On the cover page, in the first paragraph, add a reference to the reorganization of the high income fund as well. It currently only references the reorganization of the opportunity fund.

Response. The Registrant has revised the disclosure as requested.

Comment 40. On the cover page, please explicitly state the which funds will be the accounting survivors to the reorganizations.

Response. The Registrant has added the disclosure requested.

Comment 41. In the financial statements, the disclosure should reference the Existing Funds, not the New Funds.

Response. The Registrant has revised the disclosure as requested.

Part C:

Comment 42. Please add an undertaking with respect to the tax opinion referenced in Item 16(12) to file a final version of Exhibit (12) – Opinion and Consent of Counsel as to tax matters and consequences to shareholders in a POSX within a reasonable period of time following the closing date.

Response. The Registrant has added the undertaking requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle